UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of January 2015

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Item 1: Form 6-K dated January 29, 2015 along with Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ Hoshang K Sethna
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated: January 29, 2015

Item 1

Tata Motors Limited

Bombay House

24, Homi Mody Street,

Mumbai 400 001 Maharashtra India

News Release - 1	January 29, 2015

Notice alongwith Explanatory Statement for obtaining shareholders’ consent by Postal Ballot

Mumbai, January 29, 2015: The Notice dated January 27, 2015 alongwith the Explanatory Statement seeking the consent of the Members by a Postal Ballot for Issue of ordinary shares and ‘A’ ordinary shares through a Rights Issue is annexed hereunder.

A specimen copy of the Postal Ballot Form (separate for Ordinary & ‘A’ Ordinary Shares) in respect of the said Ballot is also enclosed for the information of the Members.

A copy of Notice to the Members that would appear in the Financial Express on February 2, 2015 upon completion of posting is also attached.

Registered Office: Bombay House, 24, Homi Mody Street, Mumbai-400001

Tel:+912266658282. Fax:+912266657799. Email:inv_rel@tatamotors.com Website:www.tatamotors.com

CIN-L28920MH1945PLC00452

PREFACE TO THE POSTAL BALLOT NOTICE

ISSUANCE OF ORDINARY SHARES AND ‘A’ ORDINARY SHARES THROUGH A RIGHTS ISSUE

Proposal

•	Members’ approval is being sought by way of Ordinary Resolution for authorizing the Board to raise long term funds aggregating 7,500 crores through the issue of shares on a rights basis.

•

This envisages the issue of ordinary shares to the holders of ordinary shares and the issue of ‘A’ ordinary shares to the holders of ‘A’ ordinary shares in the same proportion of ordinary shares and ‘A’ ordinary shares held in the capital of the Company.

Legal Requirement

•

Whilst generally a Rights Issue does not require shareholder approval, taking into consideration that the Rights Issue envisages the issue of ‘A’ ordinary shares and pursuant to the requirement of Section 110 of the Companies Act, 2013 and the Rules framed thereunder proposal is being placed before the shareholders.

Rationale and utilization of proceeds

•

Considering the future growth and expansion plan of the Company on a global basis, it is expected that the total capital outlay required shall remain high in the near term (approximately on an average 4,000 crores per annum for the Indian business and GBP3.5-3.7 billion per annum for the Jaguar Land Rover (JLR) business with similar elevated levels for each business for the subsequent 2-3 years as well).

•

Whilst the Company endeavours to meet a significant portion of its total capital outlay on global basis through its consolidated cash flow from operations, taking into account the cyclical nature of the automobile operations, as evidenced by the downturn in India and the negative impact on operating cash flow, and the future capex and product development programme envisioned for the Tata Motors Group, it is considered prudent at this stage for the Company to raise funds through a Rights Issue.

•

The Rights Issue proceeds are expected to be utilized to finance a portion of the ongoing capital expenditure, including product development expenses; invest in subsidiaries to support future growth opportunities in India and abroad; strengthen capital structure by deleveraging the balance sheet to build financial flexibility; partly correct the accumulated mismatch between the long term sources and application of funds; meet issue expenses; and general corporate purposes.

Eligibility of American Depository Receipts (ADR) holders to the Rights Issue

•

Although the Company currently intends to file a registration statement with the U.S. Securities and Exchange Commission to enable holders of ADRs to participate in the Rights Issue, there is no assurance that such registration statement will be filed. Accordingly, there is no assurance that ADR holders will be able to participate in the Rights Issue on the same basis as holders of ordinary shares or at all. This notice does not constitute or form part of an offer to sell or issue or an invitation to purchase or subscribe to any securities of the Company in any jurisdiction where such offer or sale is not permitted, and no part of this notice shall form the basis of or be relied upon in connection with any contract or commitment.

Next Steps

•

Subsequent to the receipt of shareholders’approval, the Board of Directors would fix the record date for eligibility of the Members to the Rights Issue. The Board or a Committee thereof would finalise the terms of the Rights Issue which include basis of rights entitlement, pricing of the shares offered, timing of the offer and other terms.

•	The proposed Resolution is recommended by the Board for approval by the Members.

Note: For detailed information on the proposal for the said Rights Issue, kindly refer the Notice alongwith the Explanatory Statement appended hereto.

NOTICE

(Pursuant to Section 110 of the Companies Act, 2013 read with the Companies (Management and Administration) Rules, 2014)

Dear Member,

Notice is hereby given pursuant to Section 110 and other applicable provisions of the Companies Act, 2013, (“Companies Act”) if any, read together with the Companies (Management and Administration) Rules, 2014, including any statutory modification or re-enactment thereof for the time being in force for seeking consent of the Members of the Company to pass the following Resolution through Postal Ballot.

Issue of ordinary shares and ‘A’ ordinary shares through a Rights Issue

To consider and, if thought fit, to pass with or without modification, if any, the following resolution as an Ordinary Resolution:

“RESOLVED THAT pursuant to the provisions of Section 62(1), Section 43(a)(ii) and other applicable provisions, if any, of the Companies Act, 2013, (the “Companies Act”) and the rules framed thereunder, as amended, the Foreign Exchange Management Act, 1999, as amended, the Foreign Exchange Management ( Transfer or Issue of Security by a Person Resident Outside India) Regulations, 2000, as amended and the rules, regulations, guidelines, notifications and circulars, if any, issued by the Government of India, the Foreign Investment Promotion Board, the Reserve Bank of India, the Securities and Exchange Board of India including the Securities and Exchange Board of India (Issue of Capital and Disclosure Requirements) Regulations, 2009, as amended and the Securities and Exchange Board of India (Substantial Acquisitions of Shares and Takeovers) Regulations, 2011, as amended and any other guidelines and clarifications issued by any other competent authority, whether in India or abroad, to the extent applicable including the enabling provisions of the Memorandum of Association and Articles of Association of the Company, Listing Agreements entered into by the Company with the Indian Stock Exchanges where the ordinary shares and‘A’ordinary shares of the Company are listed (the “Stock Exchanges”) and subject to the permissions, consents, sanctions and approvals by any authorities, as may be necessary, and subject to such conditions and modifications as may be prescribed while granting such approvals, consents, permissions and sanctions, and which may be agreed to by the Board of Directors of the Company (hereinafter referred to as the “Board”, which term shall be deemed to include any Committee(s) constituted/to be constituted by the Board to exercise its powers including the powers conferred by this Resolution), and subject to any other alterations, modifications, conditions, changes and variations that may be decided by the Board in its absolute discretion, the consent of the Company be and is hereby accorded to the

Board to create, offer, issue and allot in one or more tranches, by way of a Rights Issue, the ordinary shares (OS) and ‘A’ ordinary shares (AOS), both of the face value of 2/- each(and unless expressly specified otherwise the term “Shares” shall hereinafter collectively refer to both OS and AOS of the Company) to the holders of Shares, including the Depositary on behalf of holders of American/Global Depositary Receipts existing as on a record date to be determined by the Board, or their renouncees, including resident/foreign shareholders, Institutions, Non-resident Indians, Corporate Bodies, Mutual Funds, Banks, Insurance Companies, Pension Funds, Foreign Portfolio Investors and Individuals (collectively, the“Investors”) at such time or times, at such price or prices, including at a discount to the market price or prices in such manner and on such terms and conditions considering the prevalent market conditions at that time and such other consideration that the Board may, in its absolute discretion, decide, such that the aggregate value (including premium on face value of the Shares) does not exceed 7,500 crores (Rupees Seven Thousand Five Hundred crores only).”

“RESOLVED FURTHER THAT in accordance with the Articles of Association of the Company, pursuant to any issuance of OS and AOS by way of a Rights Issue, the holders of OS shall receive further OS and the holders of AOS shall receive further AOS in the same proportion of OS and AOS held in the capital of the Company on a record date that may be fixed by the Company for determining the entitlement of the said holders in the Rights Issue.”

“RESOLVED FURTHER THAT:

(a)	the OS / AOS to be so created, offered, issued and allotted shall be subject to the provisions of the Memorandum of Association and Articles of Association of the Company;

(b)	the OS that may be issued by the Company shall rank pari passu with the existing OS of the Company in all respects including dividend; and

(c)	the AOS that may be issued by the Company shall rank pari passu with the existing AOS of the Company in all respects including dividend.”

“RESOLVED FURTHER THAT for the purpose of giving effect to the above Resolution including any offer, issue or allotment of OS and AOS, the Board be and is hereby authorized on behalf of the Company to do all such acts, deeds, matters and things, as it may, in its absolute discretion, deem necessary or desirable for such purpose, including without limitation, the determination of terms and conditions for issuance of the Shares and proportion thereof, timing for issuance of such Shares, issue price, premium on face value, if any, (provided that the pricing of the AOS would be on the same principles as the pricing of the OS) and shall be entitled to vary, modify or alter any of the terms and conditions as it may deem expedient, entering into and executing arrangements for managing, underwriting and/or standby, marketing, listing, trading and providing legal advice as well as acting as depository, custodian, registrar, stabilizing agent, escrow agent and executing other agreements, including any amendments or supplements thereto, as necessary or appropriate and to finalise, approve and issue any document(s), including but not limited to letter of offer and/or offering circular and/or offer document and/or documents and agreements including filing of registration statements, and other documents (in draft or final form) with any Indian or foreign regulatory authority or stock exchanges and sign all deeds, documents and writings and to pay any fees, commissions, remuneration, expenses relating thereto and with power on behalf of the Company to settle all questions, difficulties or doubts that may arise in regard to the issue, offer or allotment of Shares including allotment of Shares that are not subscribed and take all steps which are incidental and ancillary in this connection, including in relation to utilization of the issue proceeds, as it may in its absolute discretion deem fit without being required to seek further consent or approval of the Members of the Company.”

“RESOLVED FURTHER THAT the Board be and is hereby authorised to delegate all or any of its powers herein conferred to any Committee thereof or to any one or more executives of the Company.”

By Order of the Board of Directors

H K Sethna

Company Secretary

Mumbai, January 27, 2015

Registered Office:

Bombay House, 24, Homi Mody Street, Mumbai 400 001

Tel: +91 22 6665 8282. Fax: +91 22 6665 7799

Email: inv_rel@tatamotors.com

Website: www.tatamotors.com

CIN - L28920MH1945PLC004520

NOTES:

1.	The relative Explanatory Statement and reasons for the proposed Ordinary Resolution pursuant to Section 102 of the Companies Act setting out material facts is annexed hereto.

2.

The Postal Ballot Notice is being sent to all the Members, whose names appear in the Register of Members/list of Beneficial Owners received from National Securities Depository Limited (NSDL)/Central Depository Services (India) Limited as on January 27, 2015. The voting shall be reckoned in proportion to a Member’s share of voting rights on the paid-up ordinary share capital and‘A’ordinary share capital of the Company as on that date.

3.

The holders of American Depositary Receipts (ADRs) are entitled to give instructions for exercise of voting rights on this Postal Ballot through the ADR Depositary, to give or withhold such consents, to receive such notices or to otherwise take action, to exercise their rights with respect to such underlying Shares represented by each such ADR. A brief statement as to the manner in which such voting instructions may be given is being sent to the holders by the Depositary.

4.	The holder of ‘A’ ordinary shares shall be entitled to one vote for every ten ‘A’ ordinary shares held as per the terms of its Issue and the Articles of Association of the Company.

5.

In compliance with the provisions of Sections 108 and 110 and other applicable provisions of the Companies Act, read with the Companies (Management and Administration) Rules, 2014 and Clause 35B of the Listing Agreement, the Company is offering e-voting facility to all the Members of the Company. The Company has entered into an agreement with National Securities Depository Limited for facilitating e-voting to enable the Members to cast their votes electronically. Members are requested to read the instructions for e-voting, mentioned on the reverse side of the postal ballot form.

6.	The Board of Directors has appointed P N Parikh, Practicing Company Secretary, Mumbai as the Scrutinizer for conducting the Postal Ballot process in a fair and transparent manner.

7.

You are requested to carefully read the instructions printed on the Form, record your assent (for) or dissent (against) therein and return the same in original duly completed in the attached self-addressed, postage pre-paid envelope (if posted in India) so as to reach the Scrutinizer no later than the close of working hours i.e. 5:00 p.m. on Tuesday, March 3, 2015.

8.

Upon completion of the scrutiny of the Ballot Forms, the Scrutinizer will submit his report to the Chairman, any Director or the Company Secretary and the result of the Postal Ballot would be announced on or before Wednesday, March 4, 2015 at the Registered Office of the Company. The resolution, if approved, will be deemed to be passed on the last date of voting, i.e. March 3, 2015. The said result would be displayed at the Registered Office of the Company, intimated to the Stock Exchanges where the Company’s Shares are listed, and displayed along with the Scrutinizer’s report on the Company’s website at www. tatamotors.com.

9.

Members can opt for only one mode of voting i.e. either by Postal Ballot or through e-voting. In case you are opting for voting by Postal Ballot, then please do not cast your vote by e-voting and vice versa. In case Members cast their votes both by Postal Ballot and e-voting, the votes cast by Postal Ballot shall prevail and the votes cast through e-voting shall be considered invalid.

10.

Members who have not registered their e-mail ID are requested to register the same with the Company’s Registrars and Transfer Agents / Depositories in order to receive the Company’s Annual Report and other communications electronically.

EXPLANATORY STATEMENT

Explanatory Statement pursuant to Section 102 of the Companies Act, 2013 (“Companies Act”) to the accompanying Notice dated January 27, 2015:

Issue of ordinary shares and ‘A’ ordinary shares through a Rights Issue

Company’s strategic plans and fund requirements:

The Company has embarked on a dynamic journey to achieve profitable growth and expansion of its product offerings and geographical presence, both globally as well as in India. These developments are expected to include the addition of more than 100 products (taking into account differing tonnages, power train combinations and variants) in the commercial vehicle business over the next 3 years, the introduction of 2 or 3 new products each year in the passenger vehicle business, the adoption of a new modular platform from 2016-17 onwards, the addition of more than 40 new products (taking into account differing variants and power train combinations) over the next 5 years in the Company’s Jaguar Land Rover business, an increase in manufacturing capacity in the UK, an expansion of Jaguar Land Rover’s operations in China, Brazil and potentially other markets, de-risking the Jaguar Land Rover business by setting up its own engine plant in the UK, investment in technology, including to enable compliance with increasingly stringent emission requirements, expansion of commercial and passenger vehicle operations in Thailand, Indonesia and South Korea (through the Company’s existing manufacturing bases), as well as penetration of new export markets for India business including Australia, Philippines and Vietnam.

Brief description of each of the key business areas of the Company are set forth below.

India Business:-

The Company offers a diverse range of products in its portfolio of commercial vehicles, starting from 0.5 ton vehicle to upto 49 ton vehicles. The Company also offers a wide variety of passenger vehicles, ranging from small hatchbacks to UVs.

The Company has drawn a strategic road map, under the umbrella “Horizonext” which is aimed at strengthening its position and market share in commercial vehicles and regaining market share in passenger vehicles.

During the past 3 years, the Company has encountered challenging conditions in its India business due to a significant slowdown in the Indian economy and reduced demand for the entire automobile industry in general and the commercial vehicle industry in particular. Volumes in the medium and heavy commercial vehicles’ sector fell by around 49% from FY12-FY14. The Company, being a lead player in the Commercial Vehicle industry (with an overall market share of 54%) was significantly impacted by the slowdown.

Nevertheless, the Company has utilised this period of slowdown as an opportunity to further strengthen its product profile and offerings of other value added services for the customers in the commercial vehicle business, reshaping its passenger vehicle product portfolio and improve customer and dealer engagements in the passenger vehicle business, undertake several organisational changes, including the the creation of a new Programme Planning & Project Management (PPPM) which is intended to front-end and improve the execution of new product development projects for creating competitive and profitable products, the centralisation of procurement and supply chain functions and the creation of a new role for Vehicle Line Directors who are tasked with overseeing product programs for various vehicle lines and bring accountability on parameters such as timelines, cost, quality, profitability that are critical for the success of the products in the marketplace. With all these changes and current undergoing initiatives, the Company believes that it will emerge stronger from the slowdown and is ready for taking a leap into the next phase of growth.

Several key strategic initiatives commenced by the Company are as set forth below:-

•

Lead The Future (LTF): An internal market-benchmarked leadership programme intended to ensure cost reduction and roll-out value enhancement through work streams designed to meet aggressive yet tangible targets.

•

HORIZONEXT: A holistic customer-centric approach aimed at delivering the best vehicle experience to customers with a focus on offering desirable products, world-class quality and consistently favourable customer experiences for sales and service.

•	World Class Quality (WCQ) Journey: To excel in manufacturing quality and maintaining quality standards.

•	Tata Motors Production System (TMPS): To ensure best safety, best quality, shortest lead time, lowest cost and high morale.

With a clear strategic road map and direction, the major actions planned for the next growth phase are:-

Commercial Vehicles:

•	Over 100 new products/variants for domestic and international markets over the next 3 years

•	Launch of the Ultra range of trucks

•	Broadening the Prima portfolio for market competitiveness
•	Best in class warranty assurance

•	24x7 Tata Alert service

•	Fleet Man - enhanced Telematics Programme

•	‘Power of Five’ campaign

Passenger Vehicles:

•	Preparation of a product portfolio for offerings until 2020.

•	Enhanced purchase experience at dealerships and improved service quality

•	Achieving high scores from the JD Power Sales Satisfaction Study (SSI)

•	8 improved and enhanced vehicles across 5 key brands over the next 2 or 3 years

•	Products offered on a new modular platform from FY 2016-17

Jaguar Land Rover Business (JLR):

JLRs strategy continues to be, to profitably grow its strong and globally recognized brands. JLR continues to invest substantially, towards development of new products in new and existing segments, new power trains and technologies to meet customer and regulatory requirements and to increase its manufacturing capacity in the United Kingdom, China, Brazil and potentially other international markets.

The significant growth in JLR sales and profitability with a strong cash and liquidity position has supported JLR capital spending strategy.

JLR continues to have a longer term capital spending target of 10-12% of revenue, which it believes is in line with other premium competitors, but in the near and medium term, JLR expects its capital spending to be a greater percentage of revenue in order to realise the present opportunities for growth. JLR continues to target funding most of its capital spending out of operating cash flow. JLR expects its strong Balance sheet and proven access to funding from capital markets and banks to support its requisite investment plans.

Other Subsidiaries:

The Company intends to increase its market position and presence in the geographies where it has a manufacturing base through its subsidiaries like Tata Motors Thailand (TMTL), PT Tata Motors Indonesia (PTTMI), Tata Motors South Africa (TMSA) and Tata Daewoo Korea (TDCV). The Company expects to launch several new products - Medium and Heavy Commercial Vehicles, Light Commercial Vehicles and some launches of passenger vehicles in these markets aimed at increasing the Company’s market presence and achieving profitable volume growth.

Further, the Company also expects to invest in its captive finance subsidiary to enable it to capitalize on the next phase of economic growth in India.

Company Funding Strategy:

Considering the future growth and expansion plans of the Company on a global basis, it is expected that the total capital outlay will remain high in the near term (~an average of 4,000 crores p.a., approx. US$ 651 million based on exchange rate of US$1: 61.12 as on date) for the India business, GBP3.5-3.7 billion per annum (approx. US$5.3 to 5.6 billion based on exchange rate of US$ 1.50:GBP 1 as on date) for JLR and similar elevated levels for each business in the next 2-3 years).

While the Company endeavours to meet a significant portion of its total spend on global basis through its consolidated cash flow from operations, taking into account the cyclical nature of the automobile operations, ( as evidenced by the downturn in India and the negative impact on operating cash flows) and future capex and product development programme for the Tata Motors Group, it is considered prudent at this stage for the Company to raise funds.

It is currently envisaged to raise funds through the issue of ordinary and ‘A’ ordinary shares of the Company, both of the face value of 2/- each (together referred to as the “Shares”) on a rights basis for an amount not exceeding 7,500 crores (approx. US$ 1.2 billion based on an exchange rate of US$1: 61.12 as on date)in one or more tranches at such price as may be considered appropriate by the Board, to the members as set out in the said Resolution.

As mentioned above, the Rights Issue proceeds are expected to be utilized to finance a portion of the ongoing capital expenditure, including product development expenses; invest in subsidiaries to support future growth opportunities in India and abroad; strengthen capital structure by deleveraging the balance sheet to build financial flexibility; partly correct the accumulated mismatch between the long term sources and application of funds; meet issue expenses; and general corporate purposes.

Proposal:

The Company proposes to raise additional capital aggregating upto 7,500 crores by way of issue of ordinary shares and ‘A’ ordinary shares having differential voting rights of the Company, on a rights basis, in one or more tranches, to the ordinary shareholders and ‘A’ ordinary shareholders, respectively (the “Rights Issue”) i.e. ordinary shareholders existing as on the record date shall only receive new ordinary shares whereas the ‘A’ ordinary shareholders existing as on the record date shall only receive new ‘A’ ordinary shares, in accordance with the Company’s Articles of Association, the applicable provisions of the Companies Act read with the rules made thereunder, to the extent notified and in effect and Chapter IV of the Securities and Exchange Board of India (Issue of Capital and Disclosure Requirements) Regulations, 2009, as amended (the “ICDR Regulations”) and as approved by the Board by way of a resolution passed at its meeting held on January 27, 2015.

Although the Company currently intends to file a registration statement with the U.S. Securities and Exchange Commission to enable holders of ADRs to participate in the Rights Issue, there is no assurance that such registration statement will be filed. Accordingly, there is no assurance that ADR holders will be able to participate in the Rights Issue on the same basis as holders of ordinary shares or at all. This notice does not constitute or form part of an offer to sell or issue or an invitation to purchase or subscribe for any securities of the Company in any jurisdiction where such offer or sale is not permitted, and no part of this notice shall form the basis of or be relied upon in connection with any contract or commitment.

Statutory provision and disclosure:

Section 62 of the Companies Act, inter-alia provides that whenever it is proposed to increase the subscribed capital of a company by allotment of further shares, such further shares shall be offered to the persons who on the date of the offer are holders of the equity shares of the company in proportion to the capital paid-up on that date unless shareholders in a general meeting/postal ballot decide otherwise. The Listing Agreement executed by the Company with various Stock Exchanges also provides that a company shall in the first instance, offer all securities for subscription pro rata to the shareholders, unless the shareholders decide otherwise.

In the event that the Company issues additional ordinary shares and ‘A’ ordinary shares on a rights basis, the said additional shares are not expected to be more than 10% of the aggregate paid-up ordinary and ‘A’ ordinary Share Capital of the Company. The ordinary shares and ‘A’ ordinary shares, if any, allotted on issue, shall rank pari passu inter se and with the existing ordinary shares and ‘A’ ordinary shares, of the Company respectively, as the case may be.

Whilst generally for a Rights Issue, members’ approval is not required under the Companies Act, taking into consideration that the Rights Issue also contemplates the issue of ‘A’ ordinary shares to the ‘A’ ordinary shareholders and as required under Section 110 of the Companies Act read alongwith Rule 4(1)(b) of the Companies (Share Capital and Debentures) Rules, 2014, approval of the members is being sought.

The Company meets the criteria for issue of ‘A’ ordinary shares under Rule 4 of the Companies (Share Capital and Debentures) Rules, 2014 and would comply with the requirements of the same as set forth below:

•	The Articles of Association of the Company authorises the issue of ‘A’ ordinary shares;

•	The issue of ‘A’ordinary shares is now proposed to be authorised by an Ordinary Resolution of the Company’s Shareholders.

•	The total number of ‘A’ ordinary shares shall not exceed 26% of the total post-issue paid-up share capital, including ‘A’ ordinary shares issued at any point of time;

•	The Company has a consistent track record of distributable profits for the last 3 years;
•	The Company has filed its financial statements and annual returns for the last 3 financial years preceding the current financial year in which it is decided to issue such Shares;

•

The Company has no subsisting default in the payment of a declared dividend to its shareholders or repayment of its matured deposits or redemption of its debentures that have become due for redemption or payment of interest on such deposits or debentures or payment of dividend. The Company has no outstanding preference share capital;

•

The Company has not defaulted in repayment of any term loan from a public financial institution or State level financial institution or scheduled bank that has become repayable or interest payable thereon or dues with respect to statutory payments relating to its employees to any authority or defaulted in crediting the amount in the Investor Education and Protection Fund of the Central Government;

•

The Company has not been penalized by any Court or Tribunal during the last 3 years of any offence under the Reserve Bank of India Act, 1934, the Securities and Exchange Board of India Act, 1992, the Securities Contracts Regulation Act, 1956, the Foreign Exchange Management Act, 1999. The Company is not regulated by any sectoral regulator.

•

The proposed issue and allotment shall be governed by the applicable provisions of the Companies Act and the rules made thereunder, to the extent notified and in effect and the provisions of the ICDR Regulations.

The other information prescribed under Rule 4(2) of the Companies (Share Capital and Debentures) Rules, 2014 with regard to disclosure in the Explanatory Statement in respect of a proposal for issue of Shares with differential voting rights is as follows:-

(a)	The total number of Shares to be issued with differential rights:

The Company proposes to issue Shares on a rights basis upto an amount not exceeding 7,500 crores. Currently, the ‘A’ ordinary shares comprise 14.97% of the Company’s paid- up capital. Considering that a Rights Issue is envisaged, it is expected that the number of ‘A’ ordinary shares would comprise of 14.97% of the total number of Shares proposed to be issued pursuant to the Rights Issue.

(b)	The details of the differential rights:

The rights, powers and preferences relating to ‘A’ ordinary shares and the qualifications, limitations and restrictions thereof are as set out in Article 67A of the Articles of Association of the Company.

Further, the holders of ‘A’ ordinary shares shall be entitled to differential voting rights as follows:

•	in the case where a resolution is put to vote on a poll at a general meeting or by postal ballot, each ‘A’ ordinary shareholder shall be entitled to one vote for every ten ‘A’ ordinary shares held.

•

in the case where a resolution is put to vote in the meeting and is to be decided on a show of hands, the holders of ‘A’ ordinary shares shall be entitled to the same number of votes as available to holders of ordinary shares in accordance with Article 111(1), i.e. every member entitled to vote and present in person or by attorney shall have one vote.

The holders of ‘A’ ordinary shares shall be entitled to dividend for any financial year at 5 percentage points more than the aggregate rate of dividend declared on ordinary shares for that financial year (i.e. the aggregate dividend paid on each ‘A’ ordinary share in any financial year would be 0.10 more than the aggregate dividend paid on each ordinary share). In case no dividend is recommended for ordinary shares for a financial year, the ‘A’ ordinary shareholders would also not receive any dividend.

(c)	The percentage of the Shares with differential rights to the total post issue paid up equity share capital including ‘A’ ordinary shares with differential rights issued at any point of time:

The Company proposes to issue Shares on a rights basis upto an amount not exceeding 7,500 crores. Currently, the ‘A’ ordinary shares comprise 14.97% of the Company’s paid-up capital. Considering that a Rights Issue is envisaged, it is expected that the number of ‘A’ ordinary shares would comprise of 14.97% of the total number of Shares proposed to be issued.

As per Article 7A of the Company’s Articles of Association, at any point of time, the total number of ‘A’ ordinary shares issued and outstanding shall not be in excess of 25% of the total share capital (ordinary shares and ‘A’ ordinary shares taken together) issued and outstanding of the Company.

(d)	The reasons or justification for the issue:

The Rights Issue proceeds are expected to be utilized to finance a portion of the ongoing capital expenditure, including product development expenses; invest in subsidiaries to support future growth opportunities in India and abroad; strengthen capital structure by deleveraging the balance sheet to build financial flexibility; partly correct the accumulated mismatch between the long term sources and application of funds; meet issue expenses; and general corporate purposes.

In terms of Article 67A(c)(i) of the Articles of Association of the Company, where the Company proposes to make a Rights Issue of ordinary shares or any other securities convertible into ordinary shares, the Company shall simultaneously make an offer to the holders of ‘A’ ordinary shares in the same proportion of ‘A’ ordinary shares to ordinary shares prior to the issue. Accordingly, the Company proposes to issue ‘A’ ordinary shares in the Rights Issue. The holders of ‘A’ ordinary shares shall receive further ‘A’ ordinary shares whereas holders of ordinary shares shall receive further ordinary shares.

(e)	The price at which such ‘A’ ordinary shares are proposed to be issued either at par or premium:

The Board of Directors shall determine the price of the ‘A’ ordinary shares (including, the premium on such ‘A’ ordinary shares) issued pursuant to the Rights Issue at a later date.

(f)	The basis on which the price has been arrived at:

The Board of Directors shall determine the basis of the ‘A’ ordinary shares (including the premium, if any, on such ‘A’ ordinary shares) to be issued pursuant to the Rights Issue at a later date. Full justification of the offer price shall be disclosed in the final Letter of Offer.

(g)	The percentage of voting right which the equity share capital with differential voting right shall carry to the total voting right of the aggregate equity share capital:

The voting rights on the existing ‘A’ ordinary shares represent 1.49% of the total voting rights of the aggregate share capital (ordinary shares and ‘A’ ordinary shares taken together).

(h)	The scale or proportion in which the voting rights of such class or type of Shares shall vary:

The existing voting rights of the ordinary shares and ‘A’ ordinary shares are fixed and are not subject to variation.

(i)	The change in control, if any, in the company that may occur consequent to the issue of equity shares with differential voting rights:

There will be no change in the control of the Company subsequent to the Rights Issue.

(j)	The diluted earnings per share pursuant to the issue of such Shares, calculated in accordance with the applicable accounting standards:

The Board of Directors shall determine the number of ‘A’ ordinary shares to be issued in the Rights Issue at a later date. Accordingly, the diluted earnings per share pursuant to the Rights Issue cannot be determined at this stage.

(k)	The pre and post issue shareholding pattern along with voting rights as per clause 35 of the listing agreement issued by Securities Exchange Board of India.

	(As on December 31, 2014)
Category	ordinary shares	% age of holding	‘A’ ordinary shares	% age of holding
Promoter and Promoter Group
Indian
Bodies Corporate	937781325	34.27	2478587	0.51
Trust	1774880	0.06	0.00	0.00
Foreign	0.00	0.00	0.00	0.00
Total Shareholding of Promoter and Promoter Group (Sub Total A)	939556205	34.33	2478587	0.51
Public Shareholding
Institutions
Mutual Funds/ UTI	69789361	2.22	108844747	22.79
Financial Institutions / Banks	4594987	0.17	1184596	0.25
Central Government/ State Government(s)	2038825	0.07	1445391	0.30
Insurance Companies	233689761	8.54	3100048	0.64
Foreign Institutional Investors	677621352	24.76	294667045	61.14
Qualified Foreign Investors	0.00	0.00	298	0.00
Foreign Portfolio Investors (Corp)	25674260	0.94	13472157	2.80
Others	11021595	0.40	0.00	0.00
Sub-Total (B)(1)	1015430141	37.10	423714282	87.91
Non-institutions
Bodies Corporate	12036278	0.44	11847351	2.46
Individuals	168533899	6.16	40923746	8.49
Non Resident Indians	10607845	0.39	1602735	0.33
Clearing Member	3684350	0.13	1162691	0.24
Trusts	4618305	0.17	237553	0.05
Overseas Corporate Bodies	490	0.00	0.00	0.00
Foreign Corporate Bodies (including FDI)	571059	0.02	0.00	0.00
Sub-Total (B)(2)	200052226	7.31	55774076	11.57
Total Public Shareholding (B)	1215482367	44.41	479488358	99.49
Shares held by Custodians and against which Depository Receipts have been issued (C)	581674550	21.25	0.00	0.00
GRAND TOTAL (A)+(B)+(C)	2736713122	100.00	481966945	100.00

Note: The Board of Directors shall determine the number of ‘A’ ordinary shares closer to the actual issuance. The exact pre and post shareholding pattern will be available at that date.

The Company undertakes that it shall not convert its ordinary share capital with voting rights into the ordinary share capital carrying differential rights (‘A’ ordinary shares) and vice versa.

The details of holdings by the Directors, Key Managerial Personnel (KMP) and their relatives as on date are given hereunder:-

Directors, KMP and their relatives	Designation	Shares held by the Director/KMP (or their relatives*)
		ordinary shares	‘A’ ordinary shares
Mr Cyrus Mistry	Non-Executive Chairman	14,500	Nil
Mr Nusli Wadia	Independent Director	(9,000)	Nil
Dr Raghunath Mashelkar	Independent Director	Nil	Nil
Mr Nasser Munjee	Independent Director	Nil	Nil
Mr Subodh Bhargava	Independent Director	Nil	Nil
Mr Vinesh Jairath	Independent Director	Nil	Nil
Dr Ralf Speth	Non-Executive Director	Nil	Nil
Ms Falguni Nayar	Independent Director	Nil	Nil
Mr Ravindra Pisharody	Executive Director & KMP	Nil	50
Mr Satish Borwankar	Executive Director & KMP	Nil	Nil
Mr C Ramakrishnan	CFO & KMP	5,000	2,880
Mr H K Sethna	Company Secretary & KMP	(4,745)	(765)

*	number of shares denoted in brackets reflect shares held by the relative, including where the Director/KMP is a joint holder

Section 110 of the Companies Act read with Rule 22(16) of the Companies (Management and Administration) Rules, 2014 and Rule 4 of the Companies (Share Capital and Debentures) Rules, 2014 provides that issue of shares with differential rights as to voting or dividend or otherwise would require approval of its shareholders by way of an Ordinary Resolution through Postal Ballot. The Board recommends the proposed Resolution to be passed as an Ordinary Resolution by the Members.

The Promoters, Directors, Key Managerial Personnel may be deemed to be interested in the proposed Resolution to the extent of the Shares that may be subscribed by them based on their above holding, or otherwise. Except as mentioned above, none of the above parties are concerned or interested in the proposed Resolution.

By Order of the Board of Directors

H K Sethna

Company Secretary

Mumbai, January 27, 2015

Registered Office:

Bombay House, 24, Homi Mody Street, Mumbai 400 001

Tel: +91 22 6665 8282. Fax: +91 22 6665 7799. Email: inv_rel@tatamotors.com     Website: www.tatamotors.com

CIN - L28920MH1945PLC004520

Corporate Identification No. (CIN) - L28920MH1945PLC004520

Registered Office: Bombay House, 24, Homi Mody Street, Mumbai – 400001

Tel: +91 22 6665 8282 Fax:+91 22 6665 7799 E-mail: inv_rel@tatamotors.com Website: www.tatamotors.com

POSTAL BALLOT FORM	The last date for receipt of Postal Ballot is March 3, 2015

1.	Name(s) & Registered Address	:
of the sole / first named
Member

2.	Name(s) of the Joint-Holder(s),	:
if any

3.	Registered Folio Number /	:
DP ID No / Client ID No.*
*(Applicable to investors holding
Shares in dematerialized form)

4.	Number of Ordinary Share(s)	:
held

5.	e- Voting Event Number	:

6.	User ID	:

7.	Password	:

8.

I/We hereby exercise my/our vote in respect of the following Ordinary Resolution to be passed through Postal Ballot, by conveying my /our assent or dissent to the said Resolution by placing tick (✓) mark in the appropriate box below:

Description of Resolution	No. of Ordinary Shares for which votes cast	I/We assent to the Resolution (FOR)	I/We dissent from the Resolution (AGAINST)
Approval for issue of Ordinary and ‘A’ Ordinary Shares through a Right Issue

Place:

Date:

Signature of the Member

Email:	Tel. No.

Note: Please read the instructions printed overleaf carefully before exercising your vote.

INSTRUCTIONS

1.	GENERAL INFORMATION

a)	There will be one Ballot Form / e-voting for every Client ID No. / Folio No., irrespective of the number of joint holders.

b)

Members can opt for only one mode of voting i.e. either by Ballot or through e-voting. In case you are opting for voting by Ballot, then please do not cast your vote by e-voting and vice versa. In case Members cast their votes both by Ballot and e-voting, the votes cast through Ballot shall prevail and the votes cast through e-voting shall be considered invalid.

c)

Voting rights in the Ballot / e-voting cannot be exercised by a proxy. However, corporate and institutional shareholders shall be entitled to vote through their authorised representatives with proof of their authorisation, as stated above.

2.	PROCESS FOR MEMBERS OPTING FOR VOTING BY BALLOT

a)

Members desiring to cast their vote by Ballot should complete and sign this Ballot Form and send it to the Scrutinizer, Mr P N Parikh, Practicing Company Secretary, at Tata Motors Ltd. Bombay House, 24, Homi Mody Street, Mumbai - 400 001 in the enclosed postage prepaid self-addressed envelope. Ballot Forms deposited in person or sent by post or courier at the expense of the Member will also be accepted.

b)	In case of joint holding, this Ballot Form should be completed and signed by the first named Member and in his absence by the next named Member.

c)

In respect of shares held by corporate and institutional shareholders (companies, trusts, societies, etc.), the completed Ballot Form should be accompanied by a certified copy of the relevant board resolution / appropriate authorisation, with the specimen signature(s) of the authorized signatory(ies) duly attested.

d)

The signature of the Member on this Ballot Form should be as per the specimen signature furnished by National Securities Depository Limited (NSDL) / Central Depository Services (India) Limited (CDSL) or registered with the Company, in respect of shares held in dematerialised form or in physical form, respectively.

e)

Completed Ballot Forms should reach the Scrutinizer no later than the close of working hours i.e. at 5:00 p.m. on Tuesday, March 3, 2015. Ballot Forms received after this date will be considered invalid.

f)	Ballot Forms which are incomplete or unsigned or defective in any manner are liable to be rejected. The Scrutinizer’s decision in this regard shall be final and binding.

g)

A Member seeking duplicate Ballot Form or having any grievance pertaining to the Ballot process can write to the Company’s Registrars- TSR Darashaw Limited, 6-10, Haji Moosa Patrawala Industrial Estate, 20, Dr E. Moses Road, Mahalaxmi, Mumbai 400 011 or to the e-mail ID tmlpostalballot2015@tsrdarashaw.com. Duly completed and signed duplicate Ballot Forms should, however, reach the Scrutinizer no later than the close of working hours on i.e. at 5:00 p.m. on Tuesday, March 3, 2015.

h)

Members are requested not to send any paper (other than the resolution/authority as mentioned under “Process for Members opting for voting by Ballot” point 2(c) above) along with the Ballot Form in the enclosed self-addressed postage pre-paid envelope as all such envelopes will be sent to the Scrutinizer and if any extraneous paper is found in such envelope the same would not be considered and would be destroyed by the Scrutinizer.

3.	PROCESS FOR MEMBERS OPTING FOR E-VOTING

(A)	In case of Members receiving the Ballot Form by e-mail:

(i)

Open e-mail and open PDF file viz; “TML e-Voting.pdf” with your Client ID or Folio No. as password. The said PDF file contains your user ID and password for e-voting. Please note that the password is an initial password.

(ii)	Launch internet browser by typing the following URL: https://www.evoting.nsdl.com/

(iii)	Click on “Shareholder – Login”.

(iv)	Insert user ID and password as initial password noted in step 3 (A) (i) above. Click “Login”

(v)

“Password change” menu appears. Change the password with new password of your choice with minimum 8 digits/characters or combination thereof. Note new password. It is strongly recommended not to share your password with any other person and take utmostcare to keep your password confidential.

(vi)	Home page of “e-Voting” opens. Click on “e-Voting: Active E-voting Cycles”.

(vii)

Select “EVEN” (Electronic Voting Event Number) of Tata Motors Limited. Kindly note that there are separate EVEN for Ordinary Shares (ISIN - INE155A01022) and for “A” Ordinary Shares (ISIN - IN9155A01020). In case you are holding both classes of shares, please complete your voting for one EVEN and then cast your vote for another EVEN.

(viii)	Now you are ready for e-Voting as “Cast Vote” page opens.

(ix)	Cast your vote by selecting appropriate option and click on “Submit” and also click on “Confirm” when prompted.

(x)	Upon confirmation, the message “Vote cast successfully” will be displayed.

(xi)	Once you have voted on the resolution, you will not be allowed to modify your vote.

(xii)

The corporate and institutional shareholders (companies, trusts, societies, etc.) are required to send a scanned copy (PDF/JPG format) of the relevant Board Resolution/ Appropriate Authorization etc. together with attested specimen signature of the duly authorized signatory(ies), to the Scrutinizer through e-mail at tml.scrutinizer@gmail.com with a copy marked to evoting@nsdl.co.in.

(B)	In case of Members receiving Ballot Form by Post:

(i)	User ID and initial password is provided at the bottom of the Ballot Form.

(ii)	Please follow all steps from Sr. No. 3A (ii) to 3A (xii) above, to cast your vote.

(C)	If you are already registered with NSDL for e-voting then you can use your existing user ID and password for Login to cast your vote.

(D)

In case of any queries, you may refer to the ‘Frequently Asked Questions’ (FAQs) for Shareholders and e-voting user manual for Shareholders available at the Downloads section of NSDL’s E-Voting website: www.evoting.nsdl.com. You can also send your queries / grievances relating to evoting to the e-mail ID :- tmlpostalballot2015@tsrdarashaw.com or at the address of TSR Darashaw mentioned above.

(E)	The period for e-voting starts on Monday, February 2, 2015 and ends on Tuesday, March 3, 2015. E-voting shall be disabled by NSDL at 5:00 p.m. on Tuesday, March 3, 2015.

Corporate Identification No. (CIN) - L28920MH1945PLC004520

Registered Office: Bombay House, 24, Homi Mody Street, Mumbai – 400001

Tel: +91 22 6665 8282 Fax:+91 22 6665 7799 E-mail: inv_rel@tatamotors.com Website: www.tatamotors.com

POSTAL BALLOT FORM	The last date for receipt of Postal Ballot is March 3, 2015

1.	Name(s) & Registered Address	:
of the sole / first named
Member

2.	Name(s) of the Joint-Holder(s),	:
if any

3.	Registered Folio Number /	:
DP ID No / Client ID No.*
*(Applicable to investors holding
Shares in dematerialized form)

4.	Number of ‘A’ Ordinary Share(s)	:
held

5.	e- Voting Event Number	:

6.	User ID	:

7.	Password	:

8.

I/We hereby exercise my/our vote in respect of the following Ordinary Resolution to be passed through Postal Ballot, by conveying my /our assent or dissent to the said Resolution by placing tick (✓) mark in the appropriate box below:

Description of Resolution	No. of ‘A’ Ordinary Shares for which votes cast	I/We assent to the Resolution (FOR)	I/We dissent from the Resolution (AGAINST)
Approval for issue of Ordinary and ‘A’ Ordinary Shares through a Right Issue

Place:

Date:

Signature of the Member

Email:	Tel. No.

Note: Please read the instructions printed overleaf carefully before exercising your vote.

INSTRUCTIONS

1.	GENERAL INFORMATION

a)	There will be one Ballot Form / e-voting for every Client ID No. / Folio No., irrespective of the number of joint holders.

b)

Members can opt for only one mode of voting i.e. either by Ballot or through e-voting. In case you are opting for voting by Ballot, then please do not cast your vote by e-voting and vice versa. In case Members cast their votes both by Ballot and e-voting, the votes cast through Ballot shall prevail and the votes cast through e-voting shall be considered invalid.

c)

Voting rights in the Ballot / e-voting cannot be exercised by a proxy. However, corporate and institutional shareholders shall be entitled to vote through their authorised representatives with proof of their authorisation, as stated above.

2.	PROCESS FOR MEMBERS OPTING FOR VOTING BY BALLOT

a)

Members desiring to cast their vote by Ballot should complete and sign this Ballot Form and send it to the Scrutinizer, Mr P N Parikh, Practicing Company Secretary, at Tata Motors Ltd. Bombay House, 24, Homi Mody Street, Mumbai - 400 001 in the enclosed postage prepaid self-addressed envelope. Ballot Forms deposited in person or sent by post or courier at the expense of the Member will also be accepted.

b)	In case of joint holding, this Ballot Form should be completed and signed by the first named Member and in his absence by the next named Member.

c)

In respect of shares held by corporate and institutional shareholders (companies, trusts, societies, etc.), the completed Ballot Form should be accompanied by a certified copy of the relevant board resolution / appropriate authorisation, with the specimen signature(s) of the authorized signatory(ies) duly attested.

d)

The signature of the Member on this Ballot Form should be as per the specimen signature furnished by National Securities Depository Limited (NSDL) / Central Depository Services (India) Limited (CDSL) or registered with the Company, in respect of shares held in dematerialised form or in physical form, respectively.

e)

Completed Ballot Forms should reach the Scrutinizer no later than the close of working hours i.e. at 5:00 p.m. on Tuesday, March 3, 2015. Ballot Forms received after this date will be considered invalid.

f)	Ballot Forms which are incomplete or unsigned or defective in any manner are liable to be rejected. The Scrutinizer’s decision in this regard shall be final and binding.

g)

A Member seeking duplicate Ballot Form or having any grievance pertaining to the Ballot process can write to the Company’s Registrars- TSR Darashaw Limited, 6-10, Haji Moosa Patrawala Industrial Estate, 20, Dr E. Moses Road, Mahalaxmi, Mumbai 400 011 or to the e-mail ID tmlpostalballot2015@tsrdarashaw.com. Duly completed and signed duplicate Ballot Forms should, however, reach the Scrutinizer no later than the close of working hours on i.e. at 5:00 p.m. on Tuesday, March 3, 2015.

h)

Members are requested not to send any paper (other than the resolution/authority as mentioned under “Process for Members opting for voting by Ballot” point 2(c) above) along with the Ballot Form in the enclosed self-addressed postage pre-paid envelope as all such envelopes will be sent to the Scrutinizer and if any extraneous paper is found in such envelope the same would not be considered and would be destroyed by the Scrutinizer.

3.	PROCESS FOR MEMBERS OPTING FOR E-VOTING

(A)	In case of Members receiving the Ballot Form by e-mail:

(i)

Open e-mail and open PDF file viz; “TML e-Voting.pdf” with your Client ID or Folio No. as password. The said PDF file contains your user ID and password for e-voting. Please note that the password is an initial password.

(ii)	Launch internet browser by typing the following URL: https://www.evoting.nsdl.com/

(iii)	Click on “Shareholder – Login”.

(iv)	Insert user ID and password as initial password noted in step 3 (A) (i) above. Click “Login”

(v)

“Password change” menu appears. Change the password with new password of your choice with minimum 8 digits/characters or combination thereof. Note new password. It is strongly recommended not to share your password with any other person and take utmostcare to keep your password confidential.

(vi)	Home page of “e-Voting” opens. Click on “e-Voting: Active E-voting Cycles”.

(vii)

Select “EVEN” (Electronic Voting Event Number) of Tata Motors Limited. Kindly note that there are separate EVEN for Ordinary Shares (ISIN - INE155A01022) and for “A” Ordinary Shares (ISIN - IN9155A01020). In case you are holding both classes of shares, please complete your voting for one EVEN and then cast your vote for another EVEN.

(viii)	Now you are ready for e-Voting as “Cast Vote” page opens.

(ix)	Cast your vote by selecting appropriate option and click on “Submit” and also click on “Confirm” when prompted.

(x)	Upon confirmation, the message “Vote cast successfully” will be displayed.

(xi)	Once you have voted on the resolution, you will not be allowed to modify your vote.

(xii)

The corporate and institutional shareholders (companies, trusts, societies, etc.) are required to send a scanned copy (PDF/JPG format) of the relevant Board Resolution/ Appropriate Authorization etc. together with attested specimen signature of the duly authorized signatory(ies), to the Scrutinizer through e-mail at tml.scrutinizer@gmail.com with a copy marked to evoting@nsdl.co.in.

(B)	In case of Members receiving Ballot Form by Post:

(i)	User ID and initial password is provided at the bottom of the Ballot Form.

(ii)	Please follow all steps from Sr. No. 3A (ii) to 3A (xii) above, to cast your vote.

(C)	If you are already registered with NSDL for e-voting then you can use your existing user ID and password for Login to cast your vote.

(D)

In case of any queries, you may refer to the ‘Frequently Asked Questions’ (FAQs) for Shareholders and e-voting user manual for Shareholders available at the Downloads section of NSDL’s E-Voting website: www.evoting.nsdl.com. You can also send your queries / grievances relating to evoting to the e-mail ID :- tmlpostalballot2015@tsrdarashaw.com or at the address of TSR Darashaw mentioned above.

(E)	The period for e-voting starts on Monday, February 2, 2015 and ends on Tuesday, March 3, 2015. E-voting shall be disabled by NSDL at 5:00 p.m. on Tuesday, March 3, 2015.

Registered Office: Bombay House, 24, Homi Mody Street,

Mumbai - 400001. Tel: +91 22 6665 8282 Fax: +91 22 6665 7799

Email: inv_rel@tatamotors.com Website: www.tatamotors.com

CIN - L28920MH1945PLC004520

NOTICE TO MEMBERS

Members of the Company are hereby informed that the Company has on February 2, 2015 completed the despatch of Notice pursuant to Section 110 of the Companies Act, 2013 read together with the Companies (Management and Administration) Rules, 2014, alongwith Postal Ballot Form (‘Form’) and self-addressed, postage pre-paid envelope to the Members whose e-mail IDs are not registered and sent e-mail to the Members whose e-mail IDs are registered as on January 27, 2015, seeking approval by postal ballot, including voting by electronic means. The said Notice is available on the Company’s website www.tatamotors.com.

The Login ID and Password have been provided, both in the Form as also in the e-mail to enable Members to use e-voting facility. Members who have already used the facility of e-voting may use their existing Login ID and Password.

The Board of Directors of the Company has appointed Mr P N Parikh, Practicing Company Secretary as the Scrutinizer for conducting the Postal Ballot in a fair and transparent manner.

The voting would commence on February 2, 2015 and would end at 5:00 p.m. on March 3, 2015. Whilst the e-voting platform will be disabled at 5.00 p.m. on March 3, 2015, any Form received from the Members after that date will be strictly treated as if no reply from such Member(s) has been received.

Members who have not received the Form and desirous of seeking a duplicate Form or having any grievance pertaining to the Postal Ballot process can contact the Company’s Registrar and Share Transfer Agent - TSR Darashaw Limited, Unit: Tata Motors Limited, 6-10, Haji Moosa Patrawala Industrial Estate, 20, Dr. E. Moses Road, (Near Famous Studio), Mahalaxmi, Mumbai - 400 011, Telephone : 022 6656 8484, Email : tmlpostalballot2015@tsrdarashaw.com. Contact Person: Ms. Mary George.

The Results of the Postal Ballot would be announced on March 3, 2015 at the Registered Office of the Company.

For Tata Motors Limited

H K Sethna

Mumbai, February 2, 2015	Company Secretary

About Tata Motors

Tata Motors Limited is India’s largest automobile company, with consolidated revenues of INR 2,32,834 crores (USD 38.9 billion) in 2013-14. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 8 million Tata vehicles plying in India, Tata Motors is the country’s market leader in commercial vehicles and among the top in passenger vehicles. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia, South America, CIS and Russia

(www.tatamotors.com ; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute “forward-looking statements”. Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.